UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2022

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

MeaTech 3D Ltd.
5 David Fikes St., Rehovot 7632805 Israel
+972 -73-541-2206
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

COMPANY PRESENTATION

MeaTech 3D Ltd. (the “Company”) hereby furnishes as Exhibit 99.1 an updated corporate presentation (the “Company Presentation”), which provides a summary of certain of the Company’s recent material developments and other related projections.

The Company Presentation contains certain projections of the Company’s anticipated results of operations, or assumptions or estimates as to future events or outcomes. Those materials are intended to speak only as of the date of this report and should not be construed as representing projections of the Company’s anticipated results of operations, or assumptions or estimates as to future events or outcomes, as of any subsequent date. By furnishing the projections and other information in the presentation materials, the Company is not undertaking, and the Company expressly disclaims, any obligation to furnish updated or revised projections of the Company’s projected results of operations, or assumptions or estimates as to future events or outcomes, to reflect any events or circumstances occurring or existing at any time after the date hereof (irrespective in any such case of whether the projections, assumptions or estimates set forth in the presentation materials, in light of events or circumstances occurring or existing at any time after the date hereof, shall have ceased to have a reasonable basis).

This Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-255419) and Form F-3 (File No. 333-264110).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: June 29, 2022

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Company presentation dated June 29, 2022